SO
3-11-02



02007372

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
PROCESSED
MAR 01 2002
WASH, D.C.
365
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAMBRIDGE GROUP INVESTMENTS, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4460 SOUTH HAGADORN, SUITE 100
(No. and Street)

EAST LANSING	MI	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM BLASEN (517) 333-3220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.
(Name — *if individual, state last, first, middle name*)

544 CHERBOURG	LANSING	MI	48917
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

1A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VB 3-22-02

OATH OR AFFIRMATION

I, TOM BLASEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE GROUP INVESTMENTS, LTD, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

NICOLA DOMINIQUE SNOWDEN
INGHAM COUNTY, STATE OF MICHIGAN
MY COMMISSION EXPIRES 9-7-2004



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

January 30, 2002

We have audited the accompanying statements of financial condition of Cambridge Group Investments, Ltd. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Group Investments, Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis, P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 442,918	$ 864,844
Commissions receivable	119,019	
Securities owned, not readily marketable	50,244	46,100
Prepaid expenses	24,710	33,951
Intangible assets, net of amortization	71,025	82,673
Furniture and equipment, less accumulated depreciation	47,853	8,583
TOTAL ASSETS	$ 755,769	$ 1,036,151

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2001	2000
Liabilities:		
Accounts payable	$ 78,382	$ 27,273
Accrued expenses		5,000
Total liabilities	78,382	32,273
Stockholder's equity:		
Common stock, $5 par value per share, authorized 60,000 shares, issued and outstanding 1,000 shares	5,000	5,000
Additional paid-in capital	1,583,948	1,508,948
Deficit	(911,561)	(510,070)
Total stockholder's equity	677,387	1,003,878
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 755,769	$ 1,036,151

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions earned	$ 906,734	$ 78,201
Profit / loss on trades	3,987	
Interest	24,446	36,789
Miscellaneous income	7,961	
TOTAL REVENUES	943,128	114,990
EXPENSES:		
Compensation and benefits	554,545	241,111
General and administrative	356,510	83,973
Professional fees and compliance expenses	248,186	189,055
Communications	75,951	9,970
Equipment rental	20,696	4,728
Clearance fees	46,341	29,575
Depreciation and amortization	42,390	9,422
TOTAL EXPENSES	1,344,619	567,834
LOSS BEFORE PROVISION FOR INCOME TAXES	(401,491)	(452,844)
PROVISION FOR INCOME TAX BENEFIT (EXPENSE)	0	0
NET LOSS	$ (401,491)	$ (452,844)

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
STOCKHOLDER'S EQUITY, January 1, 2000	$ 5,000	$ 270,000	$ (57,226)	$ 217,774
Additional paid-in capital		1,238,948		1,238,948
Net loss			(452,844)	(452,844)
STOCKHOLDER'S EQUITY, December 31, 2000	5,000	1,508,948	(510,070)	1,003,878
Additional paid-in capital		75,000		75,000
Net loss			(401,491)	(401,491)
STOCKHOLDER'S EQUITY, December 31, 2001	$ 5,000	$ 1,583,948	$(911,561)	$ 677,387

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (401,491)	$ (452,844)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	42,390	9,422
Commissions receivable	(119,019)	
Prepaid expenses	9,240	(15,909)
Accounts payable	51,109	27,273
Accrued expenses	(5,000)	200
Total adjustments	(21,280)	20,986
Net cash used by operating activities	(422,771)	(431,858)
Cash flow from investing activities:		
Purchase of leasehold improvements	(1,865)	
Purchase of furniture and equipment	(42,570)	(10,489)
Purchase of intangible assets	(25,576)	(90,189)
Purchase of investments	(4,144)	(46,100)
Net cash used by investing activities	(74,155)	(146,778)
Cash flow from financing activities:		
Contributed capital	75,000	1,238,948
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(421,926)	660,312
CASH AND CASH EQUIVALENTS:		
Beginning of year	864,844	204,532
End of year	$ 442,918	$ 864,844

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Securities transactions – Securities transactions and related commission income and expenses are recorded on a trade date basis.

Cash equivalents – Cash equivalents are highly liquid investments purchased with original maturities of three months or less

Commissions receivable – Based on the company's experience, no allowance for doubtful accounts is considered necessary. Credit risk with respect to commissions receivable is limited due to the significant number of accounts that make up the commission receivable balance at year end.

Securities owned not readily marketable –securities owned not readily marketable include the Company's investment in certain NASD equity securities recorded at estimated market value.

Furniture and equipment – Furniture and equipment are carried at cost. Depreciation has been calculated using the straight line and accelerated cost recovery methods over their estimated useful lives.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Advertising costs – Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Cambridge Group Investments, Ltd. is a wholly owned subsidiary of The Phoenix Group Ltd. or (Parent). The Company is organized primarily for the purpose of entering into various trading strategies involving bonds. The company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company receives commission revenues for facilitating customer purchases of bonds. The Company markets primarily through the use of a web site licensed under the name Bondpage.com. All of the Company's commission revenue is received through the clearing broker.

The Company has entered into a "restrictive agreement" with the NASD, which provides that the Company must comply with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents.

The Company deposits its cash with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - INVESTMENTS

The following is a summary of securities owned, not readily marketable at December 31:

	2001	2000
Missouri St HSG DEV CAP APPR	$ 4,144	$
NASD stock	3,300	3,300
NASD warrants	42,800	42,800
	$ 50,244	$ 46,100

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

	2001	2000
Furniture and fixtures	$ 47,140	$ 3,359
Computer equipment and software	7,784	7,130
	54,924	10,489
Less accumulated depreciation	7,071	1,906
Net equipment	$ 47,853	$ 8,583
Depreciation expense	$ 5,166	$ 1,906

NOTE 5 – INTANGIBLE ASSETS

The company capitalizes certain web development costs which are amortized using the straight line method over the estimated useful lives of the software. Unamortized software development costs consisted of the following at December 31:

	2001	2000
Intangible asset - website	$ 115,765	$ 90,189
Less accumulated amortization	44,740	7,516
Net intangible asset	$ 71,025	$ 82,673

NOTE 6 - INCOME TAXES

The provision for income tax benefit (expense) is zero at December 31, 2001 and December 31, 2000. Due to the uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance equal to the amount of deferred tax assets which may not be realized, principally due to the expiration of net operating loss carryforwards.

The Company has net operating loss carryforwards available for income tax purposes as follows at December 31:

	2001	2000
December 31, 1999	$ 44,891	$ 44,891
December 31, 2000	439,940	439,940
December 31, 2001	407,294	
	$ 892,125	$ 484,831

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer of the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result is subject to market risk if the market value of securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the aforementioned situations. The Company's policy is to monitor market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 – OPERATING LEASES

The Company leases computer equipment and furniture under various noncancelable operating lease agreements. Lease expense was $20,696 and $4,728 for the years ended December 31, 2001 and 2000, respectively.

Future minimum lease payments on these leases at December 31, 2001 are as follows:

Year ending December 31,	
2002	$ 31,172
2003	25,616
2004	12,592
	$ 69,380

NOTE 9 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had regulatory net capital of $476,427 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the company was .16 to1. As of December 31, 2000, the Company had regulatory net capital of $760,931 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the company was .04 to 1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Our report on our audits of the basic financial statements of Cambridge Group Investments, Ltd. appears on page 2. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lansing, Michigan
January 30, 2002

CAMBRIDGE GROUP INVESTMENTS, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL:		
Total stockholder's equity		$ 677,387
Deduction and/or changes:		
Non-allowable assets:		
Prepaid expenses	$ 24,710	
Intangible assets	71,025	
Furniture and equipment	46,453	
Leasehold improvements	1,399	
Securities owned, not readily marketable	50,244	193,831
Net capital before haircuts on securities positions		483,556
Haircuts on securities		
Other securities	7,129	7,129
Net capital		$ 476,427
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial position		
Accounts payable and accrued expenses		$ 78,382
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3 percent of $78,382 or $50,000 if greater)		$ 50,000
Excess net capital		$ 426,427
Ratio: Aggregate indebtedness to net capital		.16:1
Reconciliation with Company's computation (included in Part IIA of Form X-17-A-5 as of December 31, 2001)		
Net capital as reported on Company's Part IIA unaudited Focus		$ 479,942
Audit adjustments to record accounts payable		(36,916)
Other audit adjustments - net		33,401
Net capital		$ 476,427

CONTENTS

CAMBRIDGE GROUP INVESTMENTS, LTD.

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2001 AND 2000